Filed Pursuant to Rule 433

Registration Statement No. 333-202489

IBERIABANK CORPORATION

PREFERRED STOCK, SERIES B

$75,000,000

3,000,000 Depositary Shares, Each Representing a 1/400th Interest in a Share of IBERIABANK Corporation’s

6.625% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B

FINAL TERM SHEET

Dated July 29, 2015

This term sheet supplements the information set forth under “Description of Series B Preferred Stock” in the Preliminary Prospectus Supplement dated July 28, 2015 to the Prospectus dated March 4, 2015 (together, the “Preliminary Prospectus”).

Issuer:	IBERIABANK Corporation

Security:	Depositary Shares, each representing a 1/400th interest in a share of IBERIABANK Corporation’s 6.625% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B

Size:	$75,000,000 (or 3,000,000 Depositary Shares)

Over-Allotment Option:	$11,250,000 (or 450,000 Depositary Shares)

Public Offering Price:	$25 per Depositary Share

Net Proceeds (Before Expenses): :	$72,637,500 (or $83,533,125 if the underwriters exercise their over-allotment option in full)

Maturity:	Perpetual

Trade Date:	July 29, 2015

Settlement Date:	August 5, 2015 (T+5)

Dividend Rate (Non-Cumulative/Non-Mandatory):	From and including the issue date to, but excluding, August 1, 2025, 6.625% and from and including August 1, 2025, three-month LIBOR plus 426.2 basis points

Dividend Payment Dates:	Each February 1 and August 1 beginning February 1, 2016 through August 1, 2025, subject to following business day convention (unadjusted), and thereafter each February 1, May 1, August 1, and November 1 beginning November 1, 2025 in accordance with the modified following business day convention (adjusted)

Day Count:	From the issue date to, but excluding, August 1, 2025, 30/360 and thereafter Actual/360

Business Days:	From the issue date, to but excluding, August 1, 2025, New York and thereafter New York/London

Optional Redemption:	At the Issuer’s option, subject to regulatory approval, at a redemption price equal to $10,000 per share (equivalent of $25 per depositary share), plus any declared and unpaid dividends (without regard to any undeclared dividends) to but excluding the redemption date, on any dividend payment date on or after August 1, 2025 and earlier within 90 days following a regulatory capital treatment event as described and subject to limitations in the Preliminary Prospectus

Listing:	The Issuer has filed an application to list the Depositary Shares on the Nasdaq Global Select Market under the symbol “IBKCP.” If the application is approved, trading of the Depositary Shares is expected to begin within 30 days after the issue date

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC

Co-Managers:	Goldman, Sachs & Co.

CUSIP/ISIN for the Depositary Shares:	450828207 / US4508282070

IBERIABANK Corporation (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus supplement and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322 or UBS Securities LLC, toll free at 1-888-827-7275.

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